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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)(1)	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response .... 14.90
Gottschalks Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
383495109 (CUSIP Number)

Thomas H. McPeters, Esq.
McPeters, McAlearney, Shimoff & Hatt, A Professional Corporation
Washington Mutual Bank Building, Second Floor, 4 West Redlands Boulevard
P.O. Box 2084
Redlands, California 92373-0661
Telephone (909) 792-8919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

        This Amendment No. 4 (this "Amendment") amends and supplements Items 4, 6 and 7 of the Schedule 13D (the "Schedule") filed on August 28, 1998, as amended by Amendment No. 1 thereto filed on February 28, 2002, Amendment No. 2 thereto filed on June 4, 2002 and Amendment No. 3 thereto filed on September 3, 2002, by The Harris Company ("Harris"), El Corte Ingles, S.A., Joseph Levy and Bret Levy with respect to the Common Stock of Gottschalks Inc. ("the Company"). All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4. Purpose of Transaction.

        Pursuant to a Credit Facilitation Agreement entered into on February 22, 2002 (the "Credit Facilitation Agreement") by and between the Company and Harris, Harris agreed to cause Bank of America, N.A. (the "Bank") to issue an Irrevocable Standby Letter of Credit in the amount of $7,000,000 (the "Letter of Credit") to General Electric Capital Corporation (the "Beneficiary"), the administrative agent for the lender syndicate pursuant to that certain Credit Agreement dated January 31, 2002 by and among the Company, the Beneficiary and CIT Business Credit. Pursuant to a First Amendment to Credit Facilitation Agreement dated May 29, 2002 by and between the Company and Harris, Harris agreed to cause the Bank to extend the term of the Letter of Credit from June 30, 2002 to September 30, 2002. Pursuant to a Second Amendment to Credit Facilitation Agreement dated August 29, 2002 by and between the Company and Harris, Harris agreed to cause the Bank to extend the term of the Letter of Credit from September 30, 2002 to January 31, 2003.

        Pursuant to a Third Amendment to Credit Facilitation Agreement executed January 10, 2003 and effective January 3, 2003 by and between the Company and Harris (the "Third Amendment"), Harris agreed to cause the Bank to extend the term of the Letter of Credit from January 31, 2003 to March 31, 2003. In addition, the term of the Letter of Credit may be extended or the Letter of Credit may be cancelled under certain circumstances as more fully described in the Third Amendment, a copy of which is filed herewith as Exhibit 9. The Company's reimbursement obligations to Harris under the amended Credit Facilitation Agreement, which arise in the event any payment is made under the Letter of Credit by the Bank to the Beneficiary, are general and unsecured obligations of the Company.

        Pursuant to a Guaranty—Security Agreement—Stock Pledge dated February 22, 2002 (the "Guaranty and Pledge") by and among Joseph Levy, Jody Levy-Schlesinger, Felicia Levy Weston, Bret Levy (collectively, the "Pledgors") and Harris, the Pledgors guaranteed the Company's obligations under the Credit Facilitation Agreement on a non-recourse basis, as described below. As security for the Pledgors' guaranty obligations and the Company's obligations under the Credit Facilitation Agreement, the Pledgors granted Harris a continuing security interest in all of the shares of the Company's common stock owned by the Pledgors (the "Shares"), all of the Pledgors' rights to acquire shares of the Company's common stock and all proceeds from the sale of any such shares (collectively, the "Collateral"). The Pledgors' guaranty under the Guaranty and Pledge is enforceable only against, and to the extent of, the Collateral, and not against any other assets of the Pledgors. During the term of the Guaranty and Pledge, and until a default by the Company or a Pledgor under the Credit Facilitation Agreement or Guaranty and Pledge, the Pledgors will be entitled to exercise all voting and consensual rights pertaining to the Shares, and will be entitled to receive any and all dividends and distributions paid in respect of the Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        Item 4 is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits

Exhibit 9	Third Amendment to Credit Facilitation Agreement dated January 3, 2002 by and between the Company and Harris

SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2003

THE HARRIS COMPANY, a California corporation
By:	/s/ JORGE PONT
	Name:	Jorge Pont
	Title:	President and Chief Executive Officer
EL CORTE INGLES, S.A., a Spanish corporation
By:	/s/ JORGE PONT
	Name:	Jorge Pont
	Title:	International Division Director
/s/ JOSEPH LEVY Joseph Levy
/s/ BRET LEVY Bret Levy

S-1

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SCHEDULE 13D
  Item 4. Purpose of Transaction.
  Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
SIGNATURE